EXHIBIT 1 to SCHEDULE 13D


                              SUPPORT AGREEMENT

     FOR GOOD AND VALUABLE CONSIDERATION, the receipt and sufficiency of which are acknowledged, the shareholders (each a "Shareholder", and collectively the "Initiating Shareholders") of MI Developments Inc. (the "Company") listed in the attached Schedule A, and such other direct or indirect shareholders of the Company who may execute a counterpart of this Agreement, agree as follows with respect to a plan of arrangement or other form of transaction (the "Transaction") substantially on the terms and subject to the conditions set out in the attached Schedule B. For this purpose, each of the Initiating Shareholders further agrees as follows with respect to itself:

1. Certain Initiating Shareholders will propose, with the support of 445327 Ontario Limited ("445"), the Transaction to the board of directors (the "Board") of the Company and request that the Board take all action required to implement the Transaction as soon as reasonably practicable in accordance with all applicable legal and regulatory requirements.

2. Each Shareholder agrees to vote (or cause to be voted) all Class A Subordinate Voting Shares and Class B Shares of the Company (the "Shares") owned or controlled by that Shareholder in favour of the Transaction.

3. Each Shareholder confirms that it owns or controls the class and number of Shares set out below its signature on the counterpart executed by it and has the authority to vote or direct the voting of such Shares as contemplated by this Agreement.

4. For so long as this Agreement remains in effect, as to each Shareholder, each Shareholder shall not sell or otherwise transfer any Shares or take any other action that would prevent it from carrying out its obligations under this Agreement except that the Shareholder may sell or otherwise transfer all or part of the Shares to a person, corporation or entity that agrees to be bound by the terms hereof and executes a counterpart to this Agreement.

5. Each Shareholder has the right to terminate its obligations under this Agreement by giving notice to the Company if:

(a) the terms of the Transaction are changed from those set out in Schedule B in a manner that is adverse to that Shareholder or to all Initiating Shareholders in a material respect;

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(b)   the Shareholder, acting reasonably, determines that the definitive documents do not reflect the terms contemplated in Schedule B in a manner that is materially adverse to the Shareholder;

(c) the execution of definitive documentation relating to the transaction has not occurred by January 31, 2011 or the transaction has not been implemented by June 30, 2011;

(d) the meeting of shareholders of the Company to approve the Transaction has occurred;

(e) this Agreement has not been signed (by joinder or counterpart) on or before January 31, 2011 by holders of Class B Shares which constitutes a "majority of the minority" of such shares for purposes of National Instrument 61-101 (excluding in such calculation Shares held by the Magna Deferred Profit Sharing Plan (Canada)); or

(f) less than 30% of all outstanding Class A Subordinate Voting Shares remain subject to this Agreement.

445 agrees to promptly notify each Shareholder if it becomes aware of the occurrence of any of the foregoing events except for the event referred to in
(d) above.

6. Each Shareholder confirms that it has been a long-time investor in the Company and has sufficient knowledge of and access to information concerning the Company and its Shares to decide to enter into this Agreement. Each Shareholder further confirms that any factors peculiar to that Shareholder, including non-financial factors, that were considered relevant by that Shareholder in assessing the terms of the Transaction did not have the effect of reducing the consideration that otherwise would have been considered acceptable by that Shareholder. Nothing in this paragraph shall be construed as meaning or implying that the Shareholder possesses any undisclosed information relating to the Company.

7.   Each Shareholder confirms that the following statement is   X    or is not
______  (check as applicable)  accurate in respect of the Shareholder:

The Shareholder is not (i) an "interested party" (as defined in National Instrument 61-101 - Protection of Minority Security Holders in Special Transactions ("NI 61-101")) in respect of the Transaction, (ii) a "related party" (as defined in NI 61-101) of an "interested party" in respect of the Transaction or (ii) acting "jointly or in concert", as determined in accordance with section

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91 of the Securities Act (Ontario), with an "interested party" in respect of the
Transaction or with a "related party" of an "interested party" in respect of the Transaction.

8. Each Shareholder agrees to execute and deliver a proxy to the Company in respect of the meeting of shareholders to be called to approve the Transaction as contemplated by this Agreement.

9. 445 agrees to vote (or cause to be voted) all Shares owned or controlled by 445 in favour of the Transaction and agrees to execute and deliver a proxy to the Company in respect of the meeting of shareholders to be called to approve the Transaction as contemplated by this Agreement.

10. This Agreement is an agreement between each Shareholder and 445, and no Shareholder has an agreement with any other Shareholder and no Shareholder may enforce this Agreement against any other Shareholder. Only 445 may enforce this Agreement against a Shareholder. There are no third party beneficiaries of this Agreement, except the Initiating Shareholders. Each Shareholder confirms that in negotiating and executing this Agreement it did not intend and did not become a "group" (as defined in Rule 13d of the Securities Exchange Act) with any other Shareholder with respect to the matters contemplated herein. This Agreement may not be amended without the written consent of holders of a majority of the Class A Subordinate Voting Shares held by all Initiating Shareholders.



(Remainder of page intentionally left blank. Signature page follows.)

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This Agreement shall be governed by the laws of the Province of Ontario and shall take effect upon the execution and delivery of this Agreement or a counterpart hereof by each of the Initiating Shareholders listed in Schedule A.

              Dated 21st day of December, 2010.




                                Hotchkis and Wiley Capital Management, LLC*
                                (Print Name of Shareholder)

                                /s/ Anna Marie Lopez
                                (Signature of Shareholder or Authorized
                                Signatory)

                                Anna Marie Lopez, Chief Operating Officer
                                (Print Name and Title)

                                4,363,800 shares (voting authority for
                                3,070,700 shares)
                                (Number of Class A Subordinate Voting
                                Shares Held)

                                0
                                (Number of Class B Shares Held)

                                *shares owned by various clients
                                (Indicate if Shares are Owned or Controlled and if Controlled or not Owned Directly, print name(s) of Registered Shareholders(s))


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        Dated December 22, 2010


                                         445327 Ontario Limited

                                         By: /s/ Frank Stronach
                                         Name: Frank Stronach
                                         Title: Authorized Signing Officer

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                                     SCHEDULE A

                               INITIATING SHAREHOLDERS

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                                     SCHEDULE A

                               INITIATING SHAREHOLDERS

 1. Farallon Capital Partners, L.P.
 2. Farallon Capital Institutional Partners, L.P.
 3. Farallon Capital Institutional Partners II, L.P.
 4. Farallon Capital Offshore Investors II, L.P.
 5. Farallon Capital Offshore Investors III, Inc.
 6. Hotchkis and Wiley Capital Management, LLC
 7. Tyndall Capital Partners
 8. Franklin Templeton Investments Corp. as manager and trustee of Bissett Small Cap Fund
 9. Owl Creek Asset Management L.P.
10. Mackenzie Financial Corporation
11. The Mangrove Partners Fund, LP
12. Donald Smith & Co., Inc.
13. John Moran
14. Inky Investments
15. CFG Trust #1
16. DLF Trust #1
17. FCF Family Investments
18. Octagon Insurance Group Ltd.
19. Dennis S. Moran
20. Michael Knapp
21. Blake Ashdown IRA
22. Berg & Berg Enterprises, LLC
23. Carl E. Berg
24. Brad Shingleton Trust
25. Theresa Foote Pledge Account
26. North Run Master Fund, LP



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                                 SCHEDULE B

                                 TERM SHEET

1.   Definitions:

(a)   "MID" means MI Developments Inc. and its subsidiaries.

(b)   "Group 1 Assets and Liabilities" means:

(1) the subsidiaries and assets of MID which comprise the totality of the horseracing and gaming assets of MID, including:

            -   Santa Anita Park
            -   Golden Gate Field
            - Maryland Jockey Club (Pimlico Race Course, Laurel Park, and the Bowie training facility)
            -   Gulfstream Park and associated retail development
            -   Portland Meadows
            - Horseracing technology assets including XpressBet , AmTote, and HRTV LLC
            -   Joint Venture Interests in connection with the above assets.

(2) all properties owned by MID as described under "Real Estate
             Business - Development Properties" in note 6(a) of the notes to the interim consolidated financial statements of MID having a book value of $174.462 million for the three months ended September 30, 2010;
       (3)   the residential zoned property known as "French Creek";
       (4) cash such that the Group 1 Assets and Liabilities shall include on January 1, 2011 $20 million of adjusted working capital, provided that the maximum cash amount payable by MID to STco does not exceed $20 million (excluding

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             restricted cash).  For these purposes, adjusted working capital shall mean cash and cash equivalents, restricted cash, trade accounts receivable (net of doubtful accounts), operating inventories and prepaid expenses less all current liabilities (including accounts payable, long term liabilities due in the year, accrued salaries and wages, other accrued liabilities, income tax payables and deferred revenues). Attached as Exhibit A is a schedule of adjusted working capital as of October 31, 2010; and

       (5) the liabilities consisting of all liabilities associated with or arising out of the properties described in paragraphs (1) and
             (2) above (the "Group 1 Liabilities"); provided that the Group 1 Liabilities shall not include liabilities between MID, on the one hand, and STco, on the other hand;

       (6) To the extent any Group 1 Assets are sold or insurance proceeds are collected with respect thereto after the date hereof, any consideration received from such sale or insurance proceeds shall constitute Group 1 Assets;

(7) all trademarks, patents, goodwill and other intellectual and intangible property and books and records in respect of the assets described above.

(c) "ST Shareholder" means the corporation controlled by the Stronach Trust that owns Class B Shares of MID.


(d) "Public Shareholders" means all shareholders of MID other than the ST Shareholder.

2. By way of a plan of arrangement under the Business Corporations Act (Ontario) or other form of transaction as may be agreed to by the parties, MID shall re-organize such that after the reorganization:

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(a)   The Group 1 Assets and Liabilities shall be transferred to a corporation owned by ST Shareholder ("STco").
(b) If MID elects to sell any of the Magna corporate property in Aurora, Ontario on Magna Drive (South of Wellington) or in Oberwaltersdorf, Austria, STco shall have a right of first refusal to purchase from MID.
(c) Each Class A Share in MID shall be converted into 1 common share of MID, each Class B share in MID held by Public Shareholders shall be converted into 1.2 common shares in MID and each Class B share in MID held by ST Shareholder shall be cancelled for no further consideration other than the Group 1 Assets and Liabilities. Following closing of the transaction (the "Closing"), MID shall have one class of outstanding shares, being common shares.
(d) On the Closing, the adjustments specified in Section 3(d) below will be made to reflect an effective transfer date for the Group 1 Assets and Liabilities of January 1, 2011 (the "Interim Period"), provided that MID shall provide funding for the Group 1 Assets and Liabilities during the Interim Period. The Group 1 Assets will be operated as a separate business in the period between January 1, 2011 and the Closing.

3.   Upon Closing:

(a) MID shall be restricted from engaging in or having an interest in, directly or indirectly, any business relating to horse racing or gaming.

(b) The board of directors of MID shall be elected by the Public Shareholders of MID at the shareholder meeting called to approve the Plan of Arrangement and the nominees proposed for election in the management information

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      circular shall be designated by the supporting Class A Shareholders and
      STco shall not vote at the meeting to elect the board of directors of MID;

(c) MID shall reimburse the supporting Class A shareholders for all of their reasonable legal fees and advisory fees incurred and to be incurred in connection with the transaction and, in addition, MID shall reimburse supporting Class A shareholders for legal/advisory fees paid prior to the date hereof up to $1 million and MID shall reimburse ST Shareholder for all of its reasonable legal fees and advisory fees incurred in connection with the transaction up to $ 1 million; and

(d) If the funding requirements (including for greater certainty any funding permitted pursuant to paragraph 4(e) below) of the Group 1 Assets and Liabilities during the Interim Period exceed on average US$4,000,000 per month, ST Shareholder shall reimburse MID for such excess.

4.   The principal closing conditions will include:

(a) receipt of all regulatory approvals, including all stock exchange approvals and any required securities regulatory approvals;

(b) receipt of all required MID shareholder approvals, including a majority of the minority of the Class A shareholders of MID and a majority of the minority of the Class B shareholders of MID;

(c) if the transaction proceeds by plan of arrangement, court approval of the plan of arrangement;

(d)   no material adverse change in the affairs of MID;

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(e)   MID will continue to operate in the ordinary course and will not purchase any gaming or horseracing assets which are unrelated to existing Group 1 Assets. For greater certainty, it is understood that MID may purchase existing joint venture assets and make capital expenditures relating to Group 1 Assets and any such funding shall be included in the funding calculated pursuant to paragraph 3(d) above.

(f)   reimbursements as contemplated in paragraphs 3(c) and (d) above.

(g)   accuracy of all MID disclosure documents in all material respects; and

(h) the execution of definitive documentation relating to the transaction by January 31, 2011 and implementation of the transaction by June 30, 2011.

(i)   The target closing date is April 1, 2011.

5. The supporting Class A shareholders agree to discontinue the currently contemplated litigation against MID, its shareholders and current and former officers and directors and provide appropriate releases to such parties, effective upon the implementation of the transaction.

6. Parties will work to complete transaction in a manner that is tax-efficient for ST Shareholder provided that structure is not materially disadvantageous to MID or Public Shareholders.

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